UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Unilens Vision Inc.
(Name of Issuer)

Common Stock, No Par Value Per Share
(Title of Class of Securities)

904907201
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 904907201

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 904907201

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 477,233
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 477,233
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 904907201

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 477,233
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 477,233
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 904907201

1	NAME OF REPORTING PERSON VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 477,233
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 477,233
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 477,233
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 904907201

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As a result of the restructuring of the Reporting Persons’ ownership of securities of the Issuer, Baker Street Capital L.P., a Delaware limited partnership (“BSC LP”), acquired the Shares directly beneficially owned by Baker Street Capital.  Accordingly, Baker Street Capital is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 3.  BSC LP is hereby added as a member of the Section 13(d) group as a Reporting Person.  Pursuant to the Joint Filing Agreement described and defined below in Item 6, the Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

The address of the principal office of BSC LP is 432 N. Palm Drive, Suite 306, Beverly Hills, California 90210.  The principal business of BSC LP is investing in securities.  Baker Street Capital Management is the general partner of BSC LP.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 308,874 UVIC Shares owned by Baker Street Capital is approximately USD $1,331,646, including brokerage commissions.  The aggregate purchase price of the 168,359 UVI Shares owned by Baker Street Capital is approximately CAD $833,705, including brokerage commissions.  The Shares owned by Baker Street Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases as set forth in Schedule A, which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 2,369,354 Shares outstanding, which is the total number of Shares outstanding as of March 31, 2010 as reported in the Issuer’s Report on Form 6-K, filed with the Securities and Exchange Commission on May 28, 2010.

As of the close of business on June 2, 2010, Baker Street Capital did not beneficially own any Shares.  As of the close of business on June 2, 2010, BSC LP beneficially owned 477,233 Shares, constituting approximately 20.1% of the Shares outstanding.  As the general partner of BSC LP, Baker Street Capital Management may be deemed to beneficially own the 477,233 Shares owned by BSC LP, constituting approximately 20.1% of the Shares outstanding.  As the managing member of Baker Street Capital Management, which in turn is the general partner of BSC LP, Mr. Perelman may be deemed to beneficially own 477,233 Shares owned by BSC LP, constituting approximately 20.1% of the Shares outstanding.  Mr. Perelman has sole voting and dispositive power with respect to the 477,233 Shares owned by BSC LP by virtue of his authority to vote and dispose of such Shares.  Baker Street Capital Management and Mr. Perelman disclaim beneficial ownership of the Shares held by BSC LP, except to the extent of their pecuniary interest therein.

CUSIP NO. 904907201

(b)           By virtue of his position with Baker Street Capital Management, Mr. Perelman has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transaction in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 3, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Baker Street Capital L.P., Baker Street Capital Management, LLC and Vadim Perelman, dated June 3, 2010.

CUSIP NO. 904907201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2010	BAKER STREET CAPITAL LTD.

	By:	Baker Street Capital Management, LLC Investment Manager

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BAKER STREET CAPITAL L.P.

By:	Baker Street Capital Management, LLC General Partner

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN

CUSIP NO. 904907201

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Security Trading Symbol	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

BAKER STREET CAPITAL LTD.

UVIC	5,554	4.9500	05/20/2010
UVIC	60,837	4.6284	05/28/2010
UVIC/UVI	(468,033)*	N/A	06/01/2010

BAKER STREET CAPITAL L.P.

UVIC/UVI	468,033**	N/A	06/01/2010
UVIC	9,200	4.4665	06/01/2010

BAKER STREET CAPITAL MANAGEMENT, LLC

None

VADIM PERELMAN

None

* Shares were transferred to Baker Street Capital L.P., an affiliate of Baker Street Capital Ltd.
** Shares were acquired from Baker Street Capital Ltd., an affiliate of Baker Street Capital L.P.